St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5[redacted]V6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

05010428

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 11 2005
WASH, D.C. 190

July 28, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #167 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

/mjh
enclosures

dlw 9/16

St.Jude
RESOURCES LTD.

NEWS RELEASE

St. Jude Exploration Update in Niger

Vancouver, July 28, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has completed the first phase of exploration on its wholly owned Deba concession in Niger, West Africa. At Deba, the initial exploration within the 742 sq. km. area has confirmed gold mineralization at five targets and has identified several additional targets for future drilling. Highlights from the first stage of drilling include **7.27 g/t over 7 meters, 1.40 g/t over 26 meters and 3.95 g/t over 6 meters**. The Deba concession is strategically located adjacent to and south of the Samira Hill Mine, Niger's newest mine that poured their first gold bar in September 2004. Samira Hill is a 2 million ounce resource and its owners, Semafo and Etruscan, expect production to reach 120,000 oz. this year. The following is a summary of significant results from Deba to date:

Prospect Name	Hole #	Grade (g/t)	Metres
➢ **Deba**	**DEB-001**	**7.04**	**1.0**
			5.0
	DEB-009	**3.95**	**6.0**
➢ **Sefa Kouro**	**DEB-002**	**7.27**	**7.0**
	DEB-007	**1.33**	**9.0**
	DEB-021	**2.39**	**6.0**
➢ **Kokoloukou**	**KOK-001**	**1.40**	**26.0**
	KOK-002	**2.38**	**5.0**
	KOK-008	**0.94**	**20.0**
➢ **Sefa Lame**	**SLH-001**	**1.51**	**7.0**
➢ **Bose Kouro**	**BKH-002**	**5.94**	**2.0**

St. Jude considers each of the above, as well as numerous other prospects within the Deba concession to be highly prospective and worthy of further drilling. Additionally, the company holds a second concession adjacent and to the north of the Samira Hill Mine called Tialkam. Tialkam is a wholly owned concession covering 1100 sq. km. where preliminary exploration work is also progressing. Both permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometres (see attached map). The Deba and Tialkam permits straddle over 90 kilometers of this corridor, which is believed to be the Northern extension of the main Ashanti trend, host to several multi-million ounce gold mines. This corridor was established by multi media geochemistry carried out from 1990 to 1999 by International Aid Agencies, Onarem, Anmercosa, Ashanti Gold, Barrick Gold, Imperial Metals and Pioneer Goldfields. Artisanal gold mining is predominant with over 50 sites, the most impressive of which is a vast open pit 60 meters deep.

The geology of the prospects visited to date is similar to that at the Samira/Libiri mines between St. Jude's two concessions. The large number of high priority prospects, the extensive artisanal mining and

the encouraging drill results to date, leads the company to believe that there is excellent potential to discover additional economic gold deposits within the two St. Jude concessions.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the compilation of these results, as well as the design and management of the drill program. Each sample was sent to the independent laboratory, Abilab Afrique de l'Ouest SARL, in Bamako, Mali. The assay method consisted of fire assays. An industry-standard system of quality assurance and quality control was employed, which used standards, blanks and check assays.

St. Jude is a leading West African explorer focused on the discovery and development gold deposits that are amenable to low cost mining techniques. The company's projects cover over 2,900 sq. km. or 716,605 acres of West Africa's most productive gold region. With a strong treasury, experienced exploration team, independently verified gold resources, and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Tel: +1 - 604 - 940 - 6565
Toll Free: 866 - 281 - 2193
Fax: +1 - 604 - 940 - 6566
www.stjudegold.com

Deba/Tialkam Concessions
NIGER, WEST AFRICA

STJUDEGOLD.COM


AFRICA
Mali
NIGER
Burkina Faso
Deba/
Tialkam
Ghana
Togo
Benin
Nigeria
River
Niger
NIGER
BURKINA FASO
Gold Mineralization Corridor
NIGER
Tiawa
Tialkam
M'banga
Niamey
Niamey
Samira Deposit
Libiri Deposit
Saoura
Kobadie
Nassile
Kiki
Torodi
Gold Mineralization Corridor